

Irritable Bowel Syndrome

1 in 7 Americans suffer from a digestive disorder that causes chronic constipation or diarrhea, accompanied by bloating and abdominal pain. IBS is a chronic disease with a very low quality of life.

Gut Health Market

48% of Americans believe good digestive health is important to overall wellbeing.[3] Gut-Health is an established and growing trend with products like pro-biotics, pre-biotics, and fermented and functional beverages.

46 Million
American suffer from Irritable bowel syndrome (IBS) [1]

65%
Of adult suffering from IBS had their diet modified by doctor[2]

83% of Adults
Report experiencing GI issues in the prior 12 months with 30% saying they would modify their diets.[3]

1 Hungin, A. P., Chang, L. , Locke, G. R., Dennis, E. H. and Barghout, V. (2005), Irritable bowel syndrome in the United States: prevalence, symptom patterns and impact. Alimentary Pharmacology & Therapeutics, 21
2 SHIN MD. and LEMBO MD. (2019). "IBS IN AMERICA" http://www.multivu.com/players/English/7634451-aga-ibs-in-america-survey/docs/survey-findings-pdf-635473172.pdf
3 Mintel's Digestive Health US 2017

The Low FODMAP Diet

Is the only diet clinically proven to manage symptoms of Irritable Bowel Syndrome

Efficacy & Safety

More effective and safer than the leading drugs on the market. 75% of people following this diet managed their symptoms.

Exclusion Diet

Free-From diet excluding common short chain carbohydrates called FODMAPs.

The Answer


FODMAP
SYMPTOMS
DIET TREATMENT
IRRITABLE
GALACTANS
PAIN
DIARRHEA
SORBITOL
ALCOHOLS
FRUCTANS

The Problem

Compliance

Diet is difficult to follow because of lack of available products. Everything must be prepared from scratch.

Unclear Labeling

Garlic and onion, two main triggers, are often hidden in “Natural Flavors” on most grocery products.

Limited Availability

Overwhelming majority of products in grocery stores contain ingredients unhealthy for digestive health.

Our Solution - Part 1

Partners

Trusted Source

Our website will be more than just a store. We will work directly with researchers and dietitians to provide accurate and up to date information to customers.

Brand Ambassadors

Partner with top dietitians, bloggers, and raving fans to evangelize our products through social media and affiliate offers.


livefree foods
MENU
CART
What is IBS?
IBS stands for Irritable Bowel Syndrome, which is considered a functional GI disorder. People who have IBS can suffer from either constipation or diarrhea, as well as abdominal pain and bloating. IBS is typically separated into three categories: IBS-Constipation, IBS-Diarrhea, and IBS-Mixed (both constipation and diarrhea). Straining while going to the bathroom and a bloated belly are also common symptoms.
If you think this is you, you're not alone. It is estimated that 1 in 7 Americans suffer from Irritable Bowel.
LEARN MORE

Community Growth

Grow a strong community where people can get answers to questions and collaborate with others on tips and success.

Diet Support

Create a library of meal plans, diet guides, recipes, and educational articles to make gut-healthy eating easier.

Our Solution - Part 2

Products

Low FODMAP Certified Products

Salad Dressing line launched 2018. Ranch is our leader in sales and popularity.

Safety

Lab tested and certified by independent laboratory. Labeled with our "Gut Health Promise"

Taste Profile

Health food shouldn't taste "healthy". Extra focus on emulating the flavor and texture of the leading brands.





livefree foods
CERTIFIED LOW FODMAP
CAESAR
DRESSING
livefree foods
CERTIFIED LOW FODMAP
RANCH
DRESSING
livefree foods
CERTIFIED LOW FODMAP
ITALIAN
DRESSING

Future Products

Full sauce and condiment line planned for launch Q1 2020.

Line Extension

Individual serving packets of dressings and condiments are heavily requested by customers. Will allow for marketing via sampling and out of home consumption.

Future Categories

Most grocery categories are untouched and do not have a Gut-Healthy or Low FODMAP equivalent. Moving fast will allow us to claim first movers advantage in new categories.

The Numbers

With ZERO Dollars in Marketing Spend...


Central Market
HEB
Entrance

Central Market

- $87,000+ Total Revenue
- 6,000+ Bottles Sold Direct to Consumer
- 475+ Wholesale Cases Sold with 10 Reorders
- Stocked in 100+ Store Locations
- Sold in Hy-Vee, Central Market, Kroger Ship-to-Home and distributed through KeHe
- 4.5 Star Avg. on Amazon – higher than competing dressings


HyVee
MIDWEST HERITAGE BANK

Hy-Vee

•Team





Scot Savarese
Founder/CEO

....

Scot is a Marine Corps veteran and graduate of the University of Florida. He has over 6 years experience in pharmaceuticals in gastroenterology as a regional trainer and representative. As a subject matter expert on IBS, he educated doctors on the diagnostic and treatment algorithms. Scot saw patients being set up for failure to cope with their symptoms and made it his passion to help people suffering from digestive disorders.

Walton Clark
COO/Equity Partner

....

Walton is the former director of marketing at Unilever where he managed brands such as Wish-Bone, Ragu, Bertolli, and Lipton. At Unilever he launched over $100 million in new products led the turnaround of several legacy brands, including Wish-Bone and Ragu. He has also been involved in several start ups and served on multiple boards. Walton is a graduate of the Darden Business School. He brings his passion for healthy eating and new product experience to the Live Free team.

LiveFreeFoods

Why Act Now

High Demand, Low Supply

Stores are fast tracking new Low FODMAP products to fill sections. Gut health is an established and growing market.

Unclaimed Territory

Move fast to untouched categories and claim first mover's advantage and market share.



Ground Floor of a New Market

Specialty foods up 13% to $127B[1] Get in on the ground floor of growing trend.

Quick Exits, High Multiples

Easier for large brands to acquire innovation. Typical road to exit 4-7 years with 2-5x multiplier on gross sales.

1 "The State of the Specialty Food Industry 2017." *Specialty Food Association*, Specialty Food Association, www.specialtyfood.com/news/article/state-specialty-food-industry-2017/.

Scot Savarese
Founder - CEO
(833) 427-3733
scot@eatlivefree.com

Walton Clark
COO/Equity Partner
(833) 427-3733
wclark@eatlivefree.com



Thank you.

www.eatlivefree.com